Exhibit 99.1
Canadian Solar Reports Second Quarter 2007 Results

•	Q2 net revenues of $60.4 million, a three-fold increase from $17.5 million in Q1
•	Q2 loss of $0.11 per share compared to a loss of $0.14 per share in Q1
•	Full year 2007 net revenue guidance increased to $255-$265 million from $220-$230 million
Jiangsu, China, August 14, 2007 — Canadian Solar Inc. (“the Company,” “CSI,” or “we”) (NASDAQ: CSIQ) today reported its preliminary unaudited US GAAP financial information for the second quarter of 2007 ended June 30, 2007.
Net revenues for the quarter were $60.4 million, including $2.7 million silicon material sales, compared to net revenues of $17.3 million for the second quarter of 2006 and $17.5 million for the first quarter of 2007. Net revenues for the first quarter of 2007 included $2.8 million in silicon material sales. Net loss for the quarter was $2.9 million, or $0.11 per share, compared to net income of $2.5 million, or $0.16 per diluted share, for the second quarter of 2006 and net loss of $3.9 million, or $0.14 per share, for the first quarter of 2007. Excluding share-based compensation expenses of $2.4 million, the net loss for the quarter would have been $0.5 million, or $0.02 per share.
Dr. Shawn Qu, Chairman and CEO of CSI, commented: “Our Q2 revenues were at the high end of our guidance range. We continue to benefit from our strong international sales and marketing network and our focus on tier one distributors and project-based companies. During the quarter, we saw sustained demand for our products in Germany and Spain. We expect to complete our Phase One in-house solar cell production facility in the middle of October, which would bring our total cell capacity to 100MW per year. We have recently ramped up our module production capacity to 180MW per year. These successful steps in our expansion strategy will help to solidify our position as a major player in the industry and enable us to meet increased customer demand.”
Bing Zhu, CFO of CSI, noted: “Our gross margins improved slightly in Q2 due to our increasing in-house solar cell manufacturing capability. We would have been profitable on a cash operating basis during the quarter without the following two factors: first, we cleared out 1.63MW of high-priced solar cells inventory purchased in 2006 and secondly, we incurred slightly higher yield loss, as we almost quadrupled our production within one quarter. Entering the third quarter, we are experiencing stable module pricing and expect this to continue during the second half of 2007. We have also experienced modest materials price increases from certain suppliers. We are working on improving our cost structure and operating efficiencies to offset these increases and expect our operating margins to improve significantly in Q4 as we speed up our in-house solar cell manufacturing production.”

Recent Developments
We recently started to ramp up production at our second 25MW solar cell production line, following installation and acceptance tests in June and July. We expect to install our third and fourth 25MW cell production lines in September and October 2007, ahead of our original schedule. By doing so, we expect to increase our in-house solar cell manufacturing capacity to 100 MW by the middle of Q4.
We also recently entered into agreements for syndicated loans of US$50 million with Industrial and Commercial Bank of China and China Communications Bank. Both banks announced their intention to continue to support our newly revised three-year growth plan. Together with other existing banking arrangements, CSI has approximately US$90 million in available credit lines.
Revenue by Geography (US $ thousands)

	Q207		Q107		Q206
Region	Revenue	%	Revenue	%	Revenue	%
Asia	2,959	4.9%	3,308	18.9%	96	0.6%
Europe	57,282	94.8%	12,139	69.4%	16,602	96.3%
North America	142	0.2%	225	1.3%	528	3.1%
South America	—	—	1,817	10.4%	—	—
Other	30	0.1%	—	0.0%	24	0.0%
Total Net Revenue	60,413	100.0%	17,489	100.0%	17,250	100.0%

Note:	Asian revenue included $2.7 million silicon materials sales in Q207 and $2.8 million silicon materials sales in Q107.
Outlook
Based on current market conditions, our order backlog and our production capacity, we are increasing our prior guidance of net revenues for the full year 2007 to $255-$265 million from $220-$230 million. Shipments for the year are expected to be 70-75MW, compared to our original estimate of 64MW. Based on indications from our key customers, the Company estimates that the demand for CSI module products in 2008 is now over 200MW.
Net revenues for the third quarter of 2007 are expected to be $80-$85 million, with cash operating income, determined on a non-GAAP basis by excluding share based compensation, in the range of $1.6-$2.0 million. Shipments for the third quarter of 2007 are expected to be 20-23 MW. In the third quarter, our current customer backlog orders are enabling us to better utilize our existing inventory of all cell grades, which will help us increase our product efficiency and improve our profit margins on the module sales.
Investor Conference Call / Webcast Details
A conference call has been scheduled for 9:00 p.m. on Tuesday, August 14, 2007 (in Jiangsu). This will be 9:00 a.m. on Tuesday, August 14, 2007 in New York. During the call, time will be set aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-866-202-0886 (domestic) or +1-617-213-8841 (international). The passcode to access the call is 62629322. A replay of the call will be available starting one hour after the call and continuing until 11:00p.m. on Tuesday, August 21, 2007 (in Jiangsu) or 11:00a.m. on Tuesday, August 21, 2007 (in New York) at www.csisolar.com and by telephone at +1-888-286-8010 (domestic) or +1-617-801-6888 (international). The passcode to access the replay is 54310460.

About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving worldwide customers. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.
Contacts:

In Jiangsu, P.R. China Bing Zhu, Chief Financial Officer Canadian Solar Inc. Phone: +86-512-62696755 ir@csisolar.com	In the U.S. David Pasquale The Ruth Group Phone: +1-646-536-7006 dpasquale@theruthgroup.com
Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on May 29, 2007 and its registration statement on Form F-1 originally filed on October 23, 2006, as amended. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and CSI undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc.
Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, except share and per share data and unless otherwise stated)

	Q2 2007	Q2 2006	H1 2007	H1 2006
Net Revenues:
Net Revenues — product	60,413	17,240	77,902	25,973
Net Revenues — others	—	10	—	68

Total Net revenues	60,413	17,250	77,902	26,041

Cost of Revenues:
Cost of Revenues — product	57,940	12,294	75,084	18,555
Cost of Revenues — others	—	10	—	68

Total Cost of Sales	57,940	12,304	75,084	18,623

Gross profit	2,473	4,946	2,818	7,418
Operating expenses
Selling expenses	1,294	404	2,347	529
General and administrative expenses	3,765	1,354	6,851	1,750
Research and development expenses	204	17	390	44

Total operating expenses	5,263	1,775	9,588	2,323

Income/(Loss) from operations:	(2,790)	3,171	(6,770)	5,095
Other income (expenses):

Interest expenses	(275)	(881)	(342)	(1,635)
Interest income	41	34	326	53
Loss on change in fair value of derivatives	—	—	—	(6,997)
Loss on change in fair value of instruments related to convertible notes	—	—	—	(1,190)

Others — net	—	(7)	—	(1)

Income (loss) before taxes	(3,024)	2,317	(6,786)	(4,675)
Income taxes	153	183	61	111

Net Income (loss)	(2,871)	2,500	(6,725)	(4,564)

Basic (loss)/gain per share	(0.11)	0.16	(0.25)	(0.30)
Basic weighted averaging outstanding shares	27,276,699	15,427,995	27,273,350	15,427,995

Canadian Solar Inc.
Reconciliation of US GAAP Gross Profit, Operating Income (Loss) and Net Income (Loss) to
Non-US GAAP Gross Profit, Operating Income (Loss) and Net Income (Loss)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement its condensed consolidated financial statements presented in accordance with GAAP, CSI uses the following measures as defined as non-GAAP financial measures by the SEC: adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss), each excluding share-based compensation and other one-time non-cash charges, expenses or gains, which we refer to as special items. CSI believes that non-GAAP adjusted gross profit, adjusted operating income (loss) and adjusted net income (loss) measures indicate the company’s baseline performance before subtracting other charges. In addition, these non-GAAP measures are among the primary indicators used by the management as a basis for its planning and forecasting of future periods. The presentation of these non-GAAP measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

	Q2 2007			Q2 2006
		Operating	Net		Operating	Net
	Gross	Income	Income	Gross	Income	Income
	Profit	(Loss)	(Loss)	Profit	(Loss)	(Loss)

US GAAP Profit/(Loss)	2,473	(2,790)	(2,871)	4,946	3,171	2,500

Convertible Note charge						303
Share-based compensation charge	57	2,365	2,365	24	590	590

Total special items	57	2,365	2,365	24	590	893

Non-US GAAP Profit/(Loss)	2,530	(425)	(506)	4,970	3,761	3,393

Adjusted Gross Margin			4.19%			28.67%
Adjusted Operating Expense — % of Revenue			4.89%			7.01%

Adjusted Operating Margin			(0.70)%			21.80%

	H1 2007			H1 2006
		Operating	Net		Operating	Net
	Gross	Income	Income	Gross	Income	Income
	Profit	(Loss)	(Loss)	Profit	(Loss)	(Loss)

US GAAP Profit/(Loss)	2,818	(6,770)	(6,725)	7,418	5,095	(4,564)

Convertible Note charge						8,893
Share-based compensation charge	126	4,589	4,589	24	590	590

Total special items	126	4,589	4,589	24	590	9,483

Non-US GAAP Profit/(Loss)	2,944	(2,181)	(2,136)	7,442	5,685	4,919

Adjusted Gross Margin			3.78%			28.58%

Adjusted Operating Expense — % of Revenue			6.58%			6.75%

Adjusted Operating Margin			(2.80)%			21.83%
Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items.

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets
(In Thousands of U.S. Dollars)

	June 30	December 31
	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	22,869	40,911
Restricted cash	1,577	825
Accounts receivable, net	39,249	17,344
Inventories	59,775	39,700
Value added tax recoverable	6,696	2,281
Advances to suppliers	13,244	13,484
Prepaid and other current assets	1,251	2,398

Total current assets	144,661	116,943

Property, plant and equipment, net	21,656	7,910
Intangible assets	54	39
Prepaid lease payments	1,168	1,103
Deferred tax assets — non current	3,508	3,639

TOTAL ASSETS	171,047	129,634

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Short term borrowings	37,679	3,311
Accounts payable	6,033	6,874
Other payables	4,332	993
Advances from suppliers and customers	7,785	3,225
Income tax payable	492	112
Amounts due to related parties	188	149
Other current liabilities	1,025	1,191

Total current liabilities	57,534	15,855

Accrued warranty costs	1,597	875

TOTAL LIABILITIES	59,131	16,730

Stockholders’ equity
Common shares	97,354	97,302
Additional paid in capital	21,923	17,334
Accumulated deficit	(10,119)	(2,783)
Accumulated other comprehensive income	2,758	1,051

Total stockholders’ equity	111,916	112,904

LIABILITIES AND STOCKHOLDER’S EQUITY	171,047	129,634